SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2021
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd

Floor-North Tower
160 Jan Smuts Avenue, Rosebank

South Africa, 2196
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2021, incorporated by reference herein:
Exhibit

99.1

Release dated October 25,

2021, “OPERATING

UPDATE

FOR THE QUARTER

ENDED 30
SEPTEMBER 2021”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 25, 2021

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
OPERATING UPDATE

FOR THE QUARTER ENDED 30 SEPTEMBER

2021
1.

Operating Update
The operating update of the Company for the quarter

ended 30 September 2021 is as follows:
Quarter Quarter
30 SEP 2021 30 JUN 2021
%
Production
Gold produced kg 1,449 1,357 7%
oz 46,587 43,629 7%
Gold sold kg 1,428 1,365 5%
oz 45,912 43,886 5%
Ore milled
Metric (000't)

7,421 7,506 -1%
Yield Metric (g/t) 0.195 0.181 8%
Price and costs
Average gold price received R per kg 839,983 821,647 2%
US$ per oz 1,786 1,810 -1%
Adjusted EBITDA * Rm 350.8 303.1 16%
US$m 24.0 21.5 12%
Cash operating costs R/t 114 108 6%
US$/t 8 8 -
Cash operating costs R per kg 566,317 595,824 -5%
US$ per oz 1,204 1,312 -8%
All-in sustaining costs ** R per kg 648,880 669,744 -3%
US$ per oz 1,380 1,475 -6%
All-in costs ** R per kg 667,157 681,905 -2%
US$ per oz 1,419 1,550 -8%
Capital expenditure
Sustaining Rm 74.8 106.7 -30%
US$m 5.1 7.6 -33%
Non-sustaining/growth Rm 13.9 9.1 53%
US$m 1 0.6 67%
Average R/US$ exchange rate 14.63 14.12 4%
Rounding of figures may result in computational discrepancies
* A
djusted earnings before interest, taxes, depreciation and amortisation (" Adjusted EBITDA ") may not be comparable to similarly titled

measures of other companies.

Adjusted EBITDA is

not a measure

of performance under

International

Financial Reporting Standards

(IFRS) and

should be

considered in

addition to,

and not

as a

substitute for, other

measures
of financial performance and liquidity.

**
All-in

cost

definitions

based

on

the

guidance

note

on

non-GAAP

Metrics

issued

by

the

World

Gold

Council

on
27 June 2013 .
Gold production

increased by

7% from

the previous

quarter to

1,449kg primarily

due to

an 8%

increase in
yield. Gold sold increased by 5% to 1,428kg.

Although increases in electricity and labour

costs with effect from July 2021

resulted in higher cash operating
costs, the increase

in the

number of

gold units

produced and sold

resulted in a

5% decrease in

cash operating
costs

per

kilogram

of

gold

sold

to

R566,317/kg.

The

cash

operating

cost

per

ton

of

material

processed
increased by 6% to R114/t.
All-in

sustaining

costs

per

kilogram

and

all-in

costs

per

kilogram

were

R648,880/kg

and

R667,157/kg,
respectively, decreasing

quarter on quarter mainly due to a decrease in sustaining

capital expenditure.
Adjusted

EBITDA

increased

by

16%

from

the

previous

quarter

to

R350.8

million

primarily

due

to

a

5%
increase in gold sold and a 2% increase in the average

Rand gold price received.

Payment

of

the

final

dividend

declared

for

the

year

ended

30

June

2021

of

R345.2

million

and

negative
working

capital

changes

of

R173.5

million

at

30

September

2021

reduced

cash

and

cash

equivalents

by
R276.8 million to R1,903.2 million at 30 September 2021 (30 June 2021: 2,180 million). External borrowings remained at Rnil as at 30 September 2021 (30 June 2021:

Rnil).
The cash

generated during

the current

quarter will,
inter alia
, be

applied towards

the Company’s

extended
capital expenditure

programme for the

financial year

ending 30 June

2022. Despite

the capital

expenditure
planned for the

financial year, the Company remains

in a favourable

position to, in

the absence of

unforeseen
events, consider declaring an interim cash dividend in or

around February 2022.
The

information

contained

in

this

announcement

does

not

constitute

an

earnings

forecast.

The

financial
information provided

is the responsibility

of the directors

of DRDGOLD, and

such information

has not been
reviewed or reported on by the Company’s auditors.
Johannesburg
25 October 2021
Sponsor
One Capital